

IMPERIAL

Oriental Ltd

082-01257

RECEIVED
2010 APR 20 A 8:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE



SUPPL

16 March 2010

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcements which were lodged with the Australian Securities Exchange Limited:

- Review of Operations
- Delay in lodgement – Half Year Accounts

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	IMPERIAL CORPORATION LIMITED
Fax number	0292510244
From	ASX Limited – Company Announcements Office
Date	16-Mar-2010
Time	17:18:48
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Review of Operations

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.



IMPERIAL

16 March 2010

EXECUTIVE CHAIRMAN REVIEW OF OPERATIONS

The 2009 year has been a significant year for Imperial Corporation (Imperial or the Company), in terms of its development into the oil and gas industry. Through the Company's subsidiary Empire Energy USA, LLC (Empire Energy), a significant amount of time and resources were devoted towards identifying and completing a company forming acquisition, culminating in the successful acquisition of a substantial group of slow decline, long life natural gas wells and reserves in New York and Pennsylvania, USA. The US$38 million transaction was completed on 24 December 2009, with an effective date of 1 December 2009.

As a component of the transaction the Company injected US$4 million in equity into Empire Energy and increased its shareholding to approximately 90% (prior to dilution of around 9% of warrants held by Macquarie Bank). For the first time Empire Energy will be consolidated in the accounts of the Company as at 31 December 2009.

The acquisition saw 3P Net Reserves increase from 17 Bcfe to 89 Bcfe and with prices as at 1 January 2010, the PV10 increased by 440% to US$100 million. Daily production increased by 650%, from around 1,000 Mcfepd to a forecast 6,500 Mcfepd. With no additional development drilling over 2010, and no significant decline in gas prices, Empire Energy is expected to generate a field EBITDDA of around US$8.0+ million. Approximately 75% of 2010 production has been hedged at an average price of US$6.32/Mcf.

The short term focus of the Company is to ensure the smooth integration of the recently purchased assets into existing operations. As the acquisition was large in relation to existing operations, increasing from around 150 operating wells to 1,950 operating wells and 5 pumpers and field services employees to over 30, new accounting and production management systems, geological and engineering, land management and occupation health and safety programs were developed and implemented. Other than for the geological and engineering programs, which will be ongoing, all other systems are expected to be completed by the end of March 2010.

In total, Empire Energy has over 313,000 acres of land under lease, mostly in New York State. This acreage is likely to offer a number of multi-level gas plays that can be divided into several major target areas, including Marcellus and Utica Shales (~180,000+acres each), Theresa (~30,000+), Trenton Black River (~80,000+) , Medina (~172,000+), and Queenston (~80,000+). The Utica Shale is a very large shale basin mainly being explored in Canada. Results have been promising from the few wells drilled. A number of additional Utica exploratory wells are due to be drilled by third parties in both Canada and New York Sate this summer.

At the same time, the directors of Empire Energy are seeking to rationalise acreage held, with the major objective of raising capital to repay the Bridging Loan of US$10 million used to purchase the above described assets. With strong demand being shown towards Marcellus Shale acreage, especially in Pennsylvania, there may be an opportunity for Empire Energy to dispose of a small tract of Marcellus acreage in the near term.

Once the recent acquisition has been consolidated, Empire Energy will seek additional acquisition opportunities, which will be either bolt on assets to the existing two operations at Mayville, New York and Hawthorne, Pennsylvania, or will be to increase Empire Energy's exposure in the oil sector, either in the Appalachian Basin or elsewhere in North America. As with current operations, any future acquisition will be under the operation of Empire Energy.

The Company's direct joint venture interest in an oil well rehabilitation research and development program in the Big Sinking Oilfield, Kentucky has commenced with the rehabilitation of one well utilising new high pressure lateral drilling techniques. Results are not yet known.

The Company has, in a short period, created a substantial base from which it can grow in the oil and gas industry. The Company's development can be summarised:

- 2005 entered into joint venture to develop 20 shallow natural gas wells in Pennsylvania;
- 2006 formed Empire Energy, which lead to:
    - 2007 acquired (US$9.4 million) now with around 17 Net Bcfe gas and 150 shallow long life, natural gas wells in central western Pennsylvania;
    - 2008/09 drilled 18 wells in central western Pennsylvania and undertook detailed structural mapping leading to more successful wells (in terms of flow rates and estimated reserves);
    - 2009 acquired (US$38 million) around 72 Net Bcfe gas and 1,800 shallow long life, natural gas wells in north western Pennsylvania and western New York ;
- 2010 entered in joint venture to undertake rehabilitation program of oil and gas wells in Big Sinking Oilfield, Kentucky.

With Empire Energy still retaining a substantial portion of its US$100 million Macquarie Bank credit facility, a further similar sized acquisition will develop the company into a medium sized energy producer by Australian Standards. At some time in the future stage the Company will seek to resurrect its NYSE 'Pink Sheets' listing or alternatively seek joint listing elsewhere to ensure access to necessary capital that is more conversant with the North American oil and gas industry.

Bruce McLeod
Executive Chairman
Imperial Corporation Limited

The information in this announcement which relates to reserves is based on information compiled by Mr Allen Barron, of Ralph E Davis Associates Inc, Houston, Texas. Mr Barron is a certified professional engineer with over 40 years experience.

Neither Ralph E Davis Associates Inc, nor any of its employees have any interest in Empire Energy E&P, LLC or the properties reported herein. Mr Barron consents to the inclusion in this statement of the matters based on his information in the form and context which it appears.


ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 1800 021 965
61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	IMPERIAL CORPORATION LIMITED
Fax number	0292510244
From	ASX Limited – Company Announcements Office
Date	16-Mar-2010
Time	17:05:31
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Delay in lodgement - Half Year Accounts



IMPERIAL

16 March 2010

The Company Announcement Office
Australian Securities Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sirs

RE: LODGEMENT OF HALF-YEAR FINANCIAL STATEMENTS

The Company wishes to advise that it is unable to comply with ASX Listing 17.5 in that the Company's consolidated half-year financial report at 31 December 2009 will not be completed by 16 March 2010.

As a component of the transfer of 5 wells from the Company to Empire Energy USA LLC (**Empire Energy**) on 30 September 2009 and the recent US$38 million acquisition of oil and gas assets (**Assets**) on 24 December 2009, which included an equity contribution of US$4 million, the Company has increased its shareholding in Empire Energy to around 90%. As such it is now required to consolidate that subsidiary for the first time as at 31 December 2009.

Empire Energy has a 31 December 2009 balance date and their full year audit has been delayed by the need to incorporate the acquisition of the Assets, which although the acquisition was finalised on 24 December 2009, the effective date was 1 December 2009. The Empire Energy audit has been delayed as December 2009 financial information was not made available from the vendor in adequate time.

The directors of the Company wish to reiterate that this issue is beyond their control and is simply related to the timing of the acquisition.

The Company anticipates receiving the audited accounts of Empire Energy USA LLC by Thursday 18 March 2010 with Imperial's half-year financial report being lodged Friday 19 March 2010.

Yours faithfully

D L Hughes
Secretary

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244



IMPERIAL

23 February 2010

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Securities Exchange Limited:

- Oil Field Reactivation JV – Big Sinking Oil Field

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

p.p.

D L Hughes
Secretary

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244



IMPERIAL

23 February 2010

ASX ANNOUNCEMENT

OIL FIELD REACTIVACTION JV - BIG SINKING OIL FIELD APPALACHIAN BASIN

Imperial is pleased to announce a new joint venture agreement. Imperial has executed an option to earn a working interest in the former Ashland Oil Big Sinking Oilfield in the Appalachian Basin of Central/Eastern Kentucky. Imperial will be the joint operator of the property and will be employing proprietary technology that has been used successfully in other locales within the Appalachian basin.

The field reactivation in the Big Sinking Oilfield consists of:

- Currently 60+ wells ready for recompletion and tie-in
- Currently, without stimulation, the field is producing 15bopd

The agreement allows Imperial to earn in excess of 50% working interest in the Big Sinking project by paying $200,000 over a 12 month period with a staged reactivation program jointly funded by the participants, with the project ultimately to become self-funding relatively quickly.

Imperial expects that formal documentation relating to the transaction will be completed by March 15th 2010, with activity commencing shortly pending suitable weather.

Background

The Big Sinking oilfield was initially discovered in 1918 and was rapidly developed as one of the largest domestic oilfields of the USA with in excess of 12,000 acres, and 400 MM barrels of light oil. Field production peaked at 18,000 bopd. In the 1950's, a poorly designed water flood commenced for the field to ultimately produce approximately 100 MM bbl of oil before being sold by Ashland Oil in 1986 with much of infrastructure (1000+ wells) still intact.

The current target for this mature waterflood is the reactivation of multiple shallow (1000'-1200') tight Lockport dolomites, although the leases are also held for potential development of deeper conventional oil and gas reserves. According to studies done by Surtek in 2007 and as indicated by SPE Paper 89384, an additional 50 MM bbl of oil (15%) may be recoverable by a more efficient waterfood. Other operators including Bretagne and Magnum Hunter have all recently been reactivating these wells with similar methodologies.

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

Bruce McLeod, Chairman of Imperial Corporation stated, ***"The transaction is a win-win for both companies as Imperial has access to technology and expertise that both companies believe has the ability to enhance production from the existing oil project, as well as exploit the deeper gas resources within the leased areas. One of the objectives with this program is to review these new well reactivation technologies to enable their translation to the 1,900+ operating wells in the Appalachian Basin held by Imperial's subsidiary, Empire Energy USA LLC. This reactivation project fosters excellent low-risk potential because of the area's historic drilling success, low drilling and development costs, and high probability of commercial rehabilitation of wells. Significant additional acreage is available if the initial program is successful. This key asset coupled with Imperial's experienced management team provides the Company a strong and balanced portfolio to grow and advance its corporate initiatives."***

About Imperial Corporation

Imperial Corporation is an energy company engaged in the acquisition and development of oil and gas properties in the USA. In early 2007, Imperial Corporation established Empire Energy LLC and holds 90% of its issued capital with the remaining 10% held by the USA based partners. Empire Energy is mainly a natural gas producer and also operates gas field service operations. Empire Energy implemented a US$100 million credit facility with Macquarie Bank Limited in early 2008 for the sole purpose of acquiring and developing oil and gas assets in the USA.

Bruce McLeod
Executive Chairman
Imperial Corporation Limited
+61 2 9251 1846